Exhibit 99.3

JOINT FILING AGREEMENT
Dated as of January 16, 2009

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Northwest Financial Holdings, LLC, Jeffery D. Gow, and Steve Wasson on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, no par value, of Rainier Pacific Financial Group, Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of January 2009.

Northwest Financial Holdings, LLC

By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steven D. Wasson
Steven D. Wasson